April 22, 2009

VIA EDGAR AND FACSIMILE AT (703) 813-3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3561
Attn: Mr. Ryan C. Milne

Re:        China Shoe Holdings, Inc.
Item 4.01 Form 8-K
Filed on April 7, 2009
File No. 333-139910

Dear Mr. Milne:

On behalf of China Shoe Holding, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the April 10, 2009 letter from the Securities and Exchange Commission (the “Commission”).

Item 4.01 Form 8-K filed on April 7, 2009

1.
           We note in your filing that you entered into a Share Exchange Agreement on March 31, 2009. Unless the same accountant was the auditor for both parties to the transaction, please provide under Item 4.01 all of the disclosures required by Item 304 of Regulation S-K. If there was no change in accountants, please advise. Otherwise, please amend this Form 8-K to comply with our comment as soon as possible, as a change of accountants is required to be reported within four business days of the date of the event.

Response:

Please be advised that there was no change in accounting auditor in connection with the Share Exchange transaction on March 31, 2009. ZYCPA Company Limited (formerly Zhong Yi (Hong Kong) C.P.A. Company Limited), Certified Public Accountants, was the auditor for both sides of the transaction, and shall remain the independent auditor for the Company moving forward.

2.
           In this regard, please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16.1 letter from your former accountants stating whether the accountant agrees or disagrees with the statements made in the filing. Refer to Items 304(a) (3) and 601(b) (l6) of Regulation S-K.

Response:

Please see the response to Comment 1 above.

*   *   *   *   *

In connection with the Company’s responses, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely,

By:	/s/ Richard A. Friedman
Richard A. Friedman

cc:          Jonathan So
China Shoe Holding, Inc.
Chief Executive Officer